Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

March 20, 2014

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Honda Motor Co., Ltd. Form 20-F for the fiscal year ended March 31, 2013 Filed June 25, 2013 File No. 001-07628

Dear Ms. Blye:

We have received the staff’s comment letter of March 18, 2014, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2013.

We are currently in process of collecting information which is relevant for preparation of our responses to your comments. Taking into account the estimated time required to complete information collection and analysis, we expect to be able to submit a response letter to the staff’s comments by April 15, 2014, and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Kazuhisa Hirota
Kazuhisa Hirota General Manager of Finance Division
Honda Motor Co., Ltd.

cc:	Mr. Max Webb
(Division of Corporation Finance
Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Ingram H. Weber
Ms. Victoria Farren
(Sullivan & Cromwell LLP)